Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2007

Mr. Kenneth J. Martin
CFO and Vice Chairman
Wyeth
Five Giralda Farms
Madison, NJ 07940-0874

Re: **Wyeth**
Form 10-K for the fiscal year ended December 31, 2006
Filed February 26, 2007
File No. 1-01225

Dear Mr. Martin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief